UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                          Neff Corp.
                       __________________
                        (Name of Issuer)

                     Class A Common Stock
                ________________________________
                 (Title of Class of Securities)

                           0006400941
                        ________________
                         (CUSIP Number)

     Kevin P. Fitzgerald, 3750 NW 87th Avenue, Miami, Florida 33178
                         (305 513-3350)
   ________________________________________________________________
        (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        April 14, 2000
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

 CUSIP No. 0006400941    Schedule 13D        Page 2 of 8 Pages

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Kevin P. Fitzgerald

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS):
   (a)  [  ]           (b)  [  ]

3. SEC USE ONLY:

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC, PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT  TO ITEMS 2(d) OR 2(e) [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER:             432,610
8   SHARED VOTING POWER            900,000
9   SOLE DISPOSITIVE POWER         432,610
10  SHARED DISPOSITIVE POWER       900,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,332,610

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS):  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     8.3%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 1    Security and Issuer

     (a)  Title of class of securities

          This statement on Schedule 13D relates to the shares of Class A Common Stock of Neff Corp. (the "Company").

     (b)  Name and Address of Issuer's Principal Executive
          Offices

          Neff Corp.
          3750 N.W. 87th Avenue
          Miami, FL  33178

Item 2    Identity and Background

     (a)  Name

          The person filing this Schedule 13D is Kevin P.
          Fitzgerald.

     (b)  Business Address

          The principal business address for Mr. Fitzgerald is:

             3750 N.W. 87th Avenue
             Miami, FL 33178

     (c)  Present principal occupation

          Mr.  Fitzgerald  is the President and  Chief  Executive
          Officer  of  the  Company.  Mr. Fitzgerald  is  also  a
          member  of the board of directors of the Company.   The
          principal business address for the Company is:

             3750 N.W. 87th Avenue
             Miami, FL 33178

     (d)  Conviction in a criminal proceeding

          Mr. Fitzgerald has never been convicted in a criminal proceeding.

     (e) Party to a civil proceeding

          Mr. Fitzgerald has never been a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (f) Citizenship

         Mr. Fitzgerald is a United States citizen.

Item 3   Source and Amount of Funds or Other Consideration

         Mr. Fitzgerald beneficially owns 8,000 shares of Class A Common Stock. The funds used to purchase these shares came from Mr. Fitzgerald's personal funds. Mr. Fitzgerald is also a limited partner of Santos Fund I, L.P. ("Santos"), which owns 900,000 shares of Class A Common Stock. The funds used to purchase these shares came from Santos' working capital. Mr. Fitzgerald also beneficially owns 424,610 shares of Class A Common Stock issuable upon the exercise of outstanding options to purchase Class A Common Stock.

          In accordance with Rule 13d-1(e) of the Exchange Act, Mr. Fitzgerald originally filed a statement on Schedule 13D (the "Original Schedule 13D") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because an entity controlled by Mr. Fitzgerald, Neff Investors, Inc., a Delaware corporation ("Neff Investors"), delivered a letter, dated February 18, 2000, to the Board of Directors of the Company pursuant to which Neff Investors made a non-binding offer to acquire all of the outstanding voting securities of the Company (the "February Letter"). Mr. Fitzgerald is filing this Amendment No. 1 to the Original Schedule 13D because Neff Investors made a new proposal on April 14, 2000, to acquire the Company (the "April Letter").

Item 4    Purpose of Transaction

          Mr. Fitzgerald purchased the shares of Class A Common Stock which are the subject of this Schedule 13D for the purposes of investment. Pursuant to the February Letter (attached as Exhibit 1 to the Original Schedule 13D), Neff Investors indicated a preliminary interest in acquiring the Company in a merger in which the Company's public stockholders would receive $9.00 per share in cash in exchange for their Class A Common Stock (the "Transaction"). As part of the Transaction, Neff Investor's proposed that 40% of the Class A Common Stock beneficially owned by Jorge Mas, Juan Carlos Mas and Jose Ramon Mas (collectively, the "Mas Group") would be acquired in the merger in exchange for $9.00 per share in cash and the remaining 60% of the Class A Common Stock held by the Mas Group would be exchanged for preferred stock in the surviving corporation in the merger. The Mas Group beneficially owns approximately 40% of the outstanding Class A Common Stock of the Company.

          The February Letter provided that Neff Investors intended to obtain the required financing for the transaction through debt and equity financing arrangements. These arrangements were not finalized, and the financiers referred to in the February Letter did not commit to provide financing for the Transaction.

          According to the February Letter, consummation of the Transaction would be subject to, among other things: (i) the negotiation and execution of definitive acquisition documentation, (ii) the receipt by Neff Investors, on satisfactory terms, of all financing necessary to complete the Transaction, (iii) satisfactory completion of due diligence and
(iv) the approval of the Company's Board of Directors.

          The Transaction would have involved one or more of the following: (i) the acquisition by Neff Investors of Class A Common Stock and/or Class B Common Stock of the Company, (ii) an extraordinary corporate transaction involving the Company,
(iii) a material change in the present capitalization of the Company, (iv) changes in the Company's charter and by-laws, (v) causing a class of securities of the Company to be delisted from a national securities exchange and (vi) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          As described in the April Letter, attached hereto as
Exhibit 1, from Mr. Fitzgerald and General Electric Capital Corporation, a New York corporation ("GE Capital"), each on behalf of Neff Investors, to the Company, Neff Investors made a new proposal with respect to a transaction in which Neff Investors would acquire the Company in a merger (the "Company Merger"). Pursuant to the proposed terms of the Company Merger,
(i) each publicly held share of the Class A Common Stock (excluding shares held by the Mas Group) would be acquired for a cash price of $9.00 per share (the "Cash Price"); (ii) 30% of the shares of Class A Common Stock collectively held by the Mas Group would be acquired for the Cash Price per share and (iii) the balance of the Class A Common Stock held by the Mas Group would be converted to a new class of common stock of the Company on the terms described in the April Letter. The transactions described in the April Letter are referred to herein as the "Proposed Transaction." In connection with the Proposed Transaction, the Class A Common Stock would be delisted from the New York Stock Exchange and would be deregistered under the Exchange Act.

          The April Letter provided that the Proposed Transaction would be subject to certain conditions, including, among others:
(i) completion of the financing arrangements necessary to consummate the Proposed Transaction, (ii) approval by the Company's Board of Directors and (iii) the negotiation and execution of definitive agreements providing for the Proposed Transaction and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary terms and conditions for a transaction of the type proposed.

          Attached to the April Letter is a letter between GE
Capital and Jorge Mas relating to the Mas Group's participation in the Proposed Transaction.

          The proposal contained in the April Letter expired by its terms on April 19, 2000. In a letter dated April 19, 2000, from Cadwalader, Wickersham & Taft, counsel to the Special

 Committee of the Board of Directors of the Company (the "Neff Special Committee"), to Mr. Fitzgerald and GE Capital (the "Special Committee Letter"), attached hereto as Exhibit 2,
Mr. Fitzgerald and GE Capital were notified that the Neff Special Committee has instructed its legal and financial advisors to work with them towards the prompt completion of the Proposed Transaction. On April 20, 2000, Mr. Fitzgerald and GE Capital notified counsel to the Neff Special Committee by letter dated such date (the "Subsequent Letter"), attached hereto as
Exhibit 3, that despite the expiration of the proposal set forth in the April Letter, Mr. Fitzgerald and GE Capital are prepared to work with the Neff Special Committee's legal and financial advisors towards the completion of the transaction on terms and conditions mutually satisfactory to the parties. The Subsequent Letter stated that these conditions will include, among others:
(i) the receipt of necessary financing, (ii) the negotiation and execution of mutually acceptable acquisition documentation and
(iii) the approvals of the Boards of Directors of the Company and GE Capital.

          Mr. Fitzgerald expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Class A Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, Mr. Fitzgerald may change his plans and intentions at any time, as he deems appropriate, and may or may not submit a new or revised proposal with respect to the Company and reserves the right to terminate, modify or withdraw the proposal contained in the Subsequent Letter. In particular, Mr. Fitzgerald may at any time and from time to time acquire shares of the Class A Common Stock or securities convertible or exchangeable for Class A Common Stock or dispose of shares of Class A Common Stock. Any such transactions may be effected at any time and from time to time subject to the Company's trading policy and any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act. The descriptions of the April Letter, the Special Committee Letter and the Subsequent Letter contained in this Amendment No. 1 to the Original Schedule 13D are qualified in their entirety by reference to the April Letter (attached hereto as Exhibit 1), the Special Committee Letter (attached hereto as
Exhibit 2) and the Subsequent Letter  (attached hereto as Exhibit
3), respectively.

      Except as described above and elsewhere herein, neither Mr. Fitzgerald nor Neff Investors has a present plan or proposal which relates to, or could result in, the occurrence of any of the events referred to in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5    Interest in Securities of the Issuer

     (a)  Amount Beneficially Owned and Percent of Class

          Mr. Fitzgerald beneficially owns a total of 1,332,610 shares of the Class A Common Stock, par value $.01 of Neff Corp.
(the "Shares").  Mr. Fitzgerald beneficially owns 8.3% of the
Class A Common Stock of Neff Corp.

     (b)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               Mr. Fitzgerald has the sole power to direct the vote of an aggregate of 432,610 Shares.

          (ii) shared power to vote or to direct the vote

               Mr. Fitzgerald shares power to direct the vote of 900,000 Shares.

         (iii) sole power to dispose or to direct the disposition of

               Mr. Fitzgerald has the sole power to dispose of 432,610 Shares.

          (iv) shared power to dispose or to direct the disposition of

               Mr. Fitzgerald shares power to dispose of 900,000 Shares.

     (c)  Recent transactions

          Not applicable.

     (d)  Right to receive dividends of proceeds

          Not applicable.

Item 6    Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

          As described in Item 4 of this Amendment No. 1 to the Original Schedule 13D, the February Letter (attached as Exhibit 1 to the Original Schedule 13D) contained a non-binding offer to acquire all of the outstanding securities of the Company. The February Letter was a preliminary indication of interest in consummating a transaction and not a binding commitment with respect to a transaction.

          As described in Item 4 of this Amendment No. 1 to the Original Schedule 13D, the April Letter (attached hereto as
Exhibit 1), which expired on April 19, 2000, contained a proposal by Mr. Fitzgerald and GE Capital, each on behalf of Neff Investors, to the Board of Directors of the Company with respect to the Proposed Transaction. Pursuant to the Subsequent Letter (attached hereto as Exhibit 3) and in response to the Special Committee Letter (attached hereto as Exhibit 2), Mr. Fitzgerald and GE Capital indicated that despite the expiration of the proposal set forth in the April Letter, they are prepared to work with the Neff Special Committee's legal and financial advisors towards the completion of the transaction on terms and conditions mutually satisfactory to the parties. The descriptions of the April Letter, the Special Committee Letter and the Subsequent Letter contained in this Amendment No. 1 to the Original Schedule 13D are qualified in their entirety by reference to the April Letter (attached hereto as Exhibit 1), the Special Committee Letter (attached hereto as Exhibit 2) and the Subsequent Letter (attached hereto as Exhibit 3), respectively.

          Pursuant to the Agreement of Limited Partnership (the "Agreement") of Santos Fund I, L.P. by and among Santos Fund, Inc., a Texas corporation, as the general partner, and Jorge Mas, Mr. Fitzgerald, Juan Carlos Mas and Jose Mas, as the limited partners (attached as Exhibit 2 to the Original
Schedule 13D), Mr. Fitzgerald, as a limited partner, shares the power to direct the vote of 900,000 Shares.

           The Company has granted Mr. Fitzgerald options to purchase 424,610 Shares.

Item 7    Material to be Filed as Exhibits

     Exhibit 1 April Letter, dated April 14, 2000
     Exhibit 2 Special Committee Letter, dated April 19, 2000
     Exhibit 3 Subsequent Letter, dated April 20, 2000

                            SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              /s/Kevin P. Fitzgerald
                           ______________________________
                           Kevin P. Fitzgerald

                           Dated: April 24, 2000